SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ___ Form 10-K ___ Form 11-K ___ Form 20-F **X** Form 10-Q
___ Form N-SAR

For Period Ended: **September 30, 2002**
___ *Transition Report on Form 10-K*
___ *Transition Report on Form 20-F*
___ *Transition Report on Form 11-K*
___ *Transition Report on Form 10-Q*
___ *Transition Report on Form N-SAR*
For the Transition Period Ended: _____

TOUCH AMERICA HOLDINGS, INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-31237**	**81-0540231**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
130 North Main, Butte, Montana		**59701-9332**
(Address of principal executive offices)		(Zip Code)

Registrant's telephone number, including area code **(406) 497-5100**

Read Instructions (on back page) before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: **Quarterly Report on Form 10-Q for the period ended September 30, 2002.**

PART I – REGISTRANT INFORMATION

Touch America Holdings, Inc.

Full Name of Registrant

_____

Former Name if Applicable

130 North Main Street

Address of Principal Executive Office *(Street and Number)*

Butte, Montana 59701-9332

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

X

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

We have experienced unexpected delays in the filing of our quarterly report on Form 10-Q for the period ended September 30, 2002. Currently, we are conducting an impairment analysis in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS No. 144). Depending on the results of that analysis, we may record a charge to income to reflect the write-down of assets. We are presently unable to determine if or to what extent we have suffered an impairment loss. We expect this matter to be resolved and to file our third quarter 2002 Form 10-Q within five calendar days of the filing deadline.

PART IV – OTHER INFORMATION

(1) *Name and telephone number of person to contact in regard to this notification*:

J. P. Pederson	(**406) 497-5423**
(Name)	(Telephone Number)

(2) *Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).* **X** Yes ___ No

(3) *Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?*
X Yes ___ No

As discussed above in "Part III -- Narrative," we are currently conducting an impairment analysis in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long Lived Assets." Depending on the results of our impairment analysis, we may record a charge to income to reflect a write-down of assets. If we do record an impairment loss, depending on the amount of the write-down, results of operations could be significantly lower for the third quarter of 2002 compared to what we preliminarily reported in our Form 8-K filed on November 7, 2002 and compared to the same period in 2001. We are presently unable to determine if or to what extent we have suffered an impairment loss.

Touch America Holdings, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

	TOUCH AMERICA HOLDINGS, INC.
	(Registrant)

By   **/s/ J. P. Pederson**
      J. P. Pederson
      Vice Chairman and Chief
      Financial Officer

Dated: November 15, 2002